EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2012

(In thousands)

Earnings
Net income before minority interest	$16,214
Equity earnings	(2,242)
Income distribution from equity investees	1,740
Minority interest in pre-tax income	(848)
Amortization of capitalized interest	132
Federal and state income taxes	9,962
Fixed charges	5,474
Total Earnings as Defined	$30,432

Fixed Charges
Interest expense on long-term debt and other	$4,971
Interest on rentals*	270
Amortization of debt issuance costs	170
AFUDC - borrowed funds	63
Total Fixed Charges	$5,474

Ratio of Earnings to Fixed Charges	5.56X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.